Exhibit 99.1

CNH Investor Relations	+1 (630) 887-3745

CNH Global N.V. Sets Timing for First Quarter 2013 Earnings

Release and Conference Call with Analysts

BURR RIDGE, IL — (April 18, 2013) — CNH Global N.V. (NYSE: CNH) will release its 2013 first quarter financial results on Tuesday, April 30. The full text of the release, along with financial statements, will be available both from Marketwire and on http://www.cnh.com.

At approximately 8:30 a.m. U.S. central time on April 30, CNH will provide a live, listen-only, audio webcast of the company’s quarterly conference call with securities analysts and institutional investors. The webcast can be accessed through http://www.cnh.com. Anyone unable to listen to the live webcast can access the replay at the site for two weeks following the event.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.